SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




  AIR FRANCE REDUCES MIDWEEK RETURN AIR FARES FROM STRASBOURG TO LONDON BY 70%
           THANKS TO RYANAIR'S EVIDENCE IN THE NANCY COURT OF APPEAL

Ryanair,  Europe's  largest low fares  airline today  (Wednesday,  10th December
2003) welcomed the dramatic fare reductions introduced by Air France on their midweek return fares from Strasbourg to London from an outrageous EUR800 return to EUR189 return, a reduction of 70% in the lowest midweek return Air France air fare.

Welcoming this dramatic volte-face by Air France, Ryanair's Chief Executive, Michael O'Leary said;

"This enormous price reduction highlights just how much Air France have been overcharging consumers on the Strasbourg-London route in recent weeks. Air France have been so embarrassed by these high fares and Ryanair's evidence in the Court of Appeal in Nancy, that they have been forced to reduce this lowest midweek return air fare to EUR189. Even at this price, Air France's lowest return fare is still more than 4 times higher than that of Ryanair from Baden Baden to London, but it shows that Air France are running scared of competition and low fares from Ryanair.

"Air France do not want competition and do not want low fares in the French market. As soon as Ryanair had moved from Strasbourg to Baden Baden in September, Air France/Britair returned to the Strasbourg route charging lowest midweek return fares of EUR800. Just eight weeks later during the week in which the Ryanair appeal was being heard on the Court of Appeal in Nancy, Air France suddenly reduce these prices by 70%.

"These enormous prices reductions show that French consumers/visitors particularly in the Strasbourg/Alsace region need Ryanair's presence in order to ensure fair competition and low fares. We hope the Court of Appeal in Nancy will take account of this damning evidence on the part of Air France, and that the Court will agree with the Government Commissioner and reject Britair's appeal and award costs against Britair.

"Ryanair will continue to fight for competition and low fares not just in Strasbourg but in France".

As a result of the hundreds of people who came to the Court of Appeal in Nancy yesterday morning, Ryanair have already sold over 300 of the free seats available for supporters of Ryanair and low fares on the Baden Baden-London route. The offer remains open for booking today, 10th of December, and we urge all intending passengers to book early, as these free seats will be taken quickly.

Ends         Wednesday, 10th December 2003

For further information
please contact:Paul Fitzsimmons   Pauline McAlester
               Ryanair            Murray Consultants
               Tel. 353-1-8121212 Tel. 353-1-4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director